Exhibit 1

Proudly Supporting Australia for 200 Years 2017 Westpac Group Annual Review & Sustainability Report

WESTPAC GROUP

On the 8th April 2017 Westpac reached a significant milestone, celebrating its 200th anniversary.

For 200 years we have helped millions of customers across Australia and New Zealand manage their finances and realise their dreams. Much has changed since our company first began but our commitment to helping our customers, communities and people to prosper and grow remains at the heart of everything we do.

IN THIS REPORT

2 2017 HIGHLIGHTS
- 2 Supporting customers
- 3 Supporting shareholders
- 4 Supporting employees
- 5 Supporting communities

6 CHAIRMAN'S REPORT

12 CEO'S LETTER
- 13 Bringing our vision to life
- 14 2017 performance—an overview
- 14 Financial performance
- 16 Customer performance
- 19 Culture and reputation
- 19 Improving our reputation
- 21 Getting it right and—when we don't—putting it right
- 21 Creating a sustainable future
- 22 Preparing for a digital future
- 23 Summary

24 SUSTAINABILITY LEADERSHIP

28 FIVE-YEAR SUMMARY

30 EXECUTIVE TEAM

31 BOARD OF DIRECTORS

32 REMUNERATION

33 FINANCIAL CALENDAR & CONTACT DETAILS


#moments

In our 200th year, we've given the opportunity for babies born in 2017 to get a financial head start by depositing $200 into their **Westpac Bump Savings** account.[1]



More than 800 employees like Harry Hu have taken part in **Jawun secondments** to support Indigenous-led organisations.



It started with business mentoring and a loan, now **Redspear Safety** is looking overseas.



With a partnership going back 170 years, Westpac and **AGL** are enabling new renewable energy solutions.

ON THE COVER

Bank of New South Wales employees in 1951 on the 100th anniversary of the Bank's presence in Victoria, and former commercial airline pilot Johanne Parniczky, who is a Change Director working on one of Westpac's biggest technology infrastructure programs. Read Johanne's story on page 20 and online via the website address below.

You can read more about our customer stories and financial results online at **2017annualreport.westpacgroup.com.au**

Westpac Banking Corporation
ABN 33 007 457 141

1. Westpac Bump Savings account terms and conditions are available at www.bump.westpacgroup.com.au.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 1 lie Beach farmer Peterson and his amily survived Tropical clone Debbie and have ebuilt their property with estpac’s support. Ex-pilot and now Westpac employee Johanne Parniczky has transferred her skills and is helping drive the digital revolution. We’re supporting Luke Terry as he sets a new cycle for social change. We’re helping Monsta Surf take on well established surf wear companies and prove dreams really can come true. For 23 years we’ve supported Wakatu Incorporation as it shares its wonderful South Island produce around the world. AGL image: Broken Hill Solar Farm is owned by the Powering Australian Renewables Fund (PARF). Image courtesy of PARF. Air Ian f Cy r W

2 WESTPAC GROUP 2017 HIGHLIGHTS digitally active Australian NZ$47bn in New Zealand home loans Image of John Harris courtesy of the collections of the State Library of NSW Supporting customers Today the Westpac Group supports 13.8 million customers across its main markets. The honour of being the Bank’s first official customer goes to John Harris, one of the Bank’s founding Directors, who deposited £138 on the day the Bank of New South Wales opened, 8 April 1817. CUSTOMER CUSTOMER MAKING BANKING COMPLIMENTS COMPLAINTS MORE ACCESSIBLE 3.5x 18%4.5m 3.5 times as many across Australian banking customers compliments as operations complaints¹ From buying a home to starting and growing a business, we’re helping customers achieve their goals. $427bn in Australian home loans and $487bn of customer deposits $151bn in loans to Australian businesses and NZ$29bn in loans to New Zealand businesses $1,068m in life insurance in-force premiums 1. Across the Australian branch network. All dollar amounts are Australian dollars unless otherwise indicated. All numbers are on a cash earnings basis and are for the 12 months ended 30 September 2017 unless otherwise indicated. All comparisons are against results for the 12 months ended 30 September 2016 unless otherwise indicated.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 3

Supporting **shareholders**

Westpac's 630,000 shareholders include many Australian individuals and super funds but back in 1817 it was 39 merchants, professionals and craftsmen who provided the capital to establish the Bank of New South Wales. Between them they acquired 200 shares, each worth £100, to provide a total nominal capital of £20,000 to start the Bank.

$6.3bn paid in dividends in 2017

13.8% cash return on equity

42% expense to income ratio


BANK of NEW SOUTH WALES.
RECEIVED this
Day of
from
the Sum of
being
Instalment of
per Cent. on
Subscription, for
Shares of
the Bank Capital Stock.
N° 27
Cashier.

D'Arcy Wentworth's receipt for £75, paid as his second instalment for his shares in the Bank of New South Wales.

$108bn[1]
WESTPAC GROUP MARKET CAPITALISATION

A STRONG BALANCE SHEET

Common equity tier 1 capital ratio of 10.6%, exceeding APRA's 'unquestionably strong' benchmark

Liquidity coverage ratio 124%

Gross impaired assets to gross loans 0.22%

BUILDING LONG-TERM VALUE

REPORTED PROFIT ($MILLIONS)

2017	7,990
2016	7,445
2015	8,012
2014	7,561
2013	6,751

Increased by 7% on Full Year 2016.

DIVIDENDS (CENTS)

2017	188
2016	188
2015	187
2014	182
2013	174 + 20[2]

Full Year 2017 dividends totalled 188 cents per share, unchanged from Full Year 2016.

CASH EARNINGS ($MILLIONS)

2017	8,062
2016	7,822
2015	7,820
2014	7,628
2013	7,063

Cash earnings 3% higher.

1. Based on a closing share price on 29 September 2017 of $31.92.
2. Special dividends.

4
WESTPAC GROUP

2017 HIGHLIGHTS



In 1934 the Bank's first uniform was introduced. Only for women, it was designed by Dorothy Davidson, wife of the General Manager at the time, Alfred Davidson.

Supporting **employees**

Employing 39,011 people, the Westpac Group is seeking to create a diverse, high-performing workforce where the best people want to work. Our first employee was 23-year-old Joseph Hyde Potts who was paid £25 a year and provided a weekly ration to serve as 'porter and servant'. He was also required to sleep on the Bank's premises. Potts served the company for 22 years.

39,011
employees[1]

$4.7bn
in employee payments



50%
target reached for women in leadership positions, up from 48% at September 2016[2]

EMPLOYEE ENGAGEMENT
79% ↑ **10** percentage points

EMPLOYEES USING FLEXIBLE WORK ARRANGEMENTS
74%

In 2017, to mark Westpac's bicentennial year, a new Westpac wardrobe was introduced. Designed by fashion icon Carla Zampatti, in partnership with over 200 Westpac employees, the collection reflects the diversity of our people and includes various styles to suit different climates and preferences.



1. 35,096 full time equivalent employees.
2. Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 5

Supporting **communities**

From its first days Westpac has always been at the heart of the communities in which it operates, sharing in the highs and lows.

When adversity has hit, whether it be flood, fire or hard times, the Bank has been there to support its customers and communities.

Our first branch opened in Moreton Bay (now known as Brisbane) in 1850 and our latest branch was proudly opened, just across the river, in South Bank in July 2017.

NEW SOUTH WALES

38,761
customers provided with hardship assistance via Westpac Group Assist

1,885
financial relief packages issued to customers affected by natural disasters

$100m
Westpac Bicentennial Foundation is supporting 100 scholars every year in perpetuity

200
Businesses of Tomorrow that are shaping Australia's future were recognised

112,263
Participants in financial education

$7bn
Total committed exposure to CleanTech and environmental services sector

$1.32bn
Lending to social and affordable housing sector

$164m
Community contributions

$2.8m
Charitable donations by employees, matched dollar-for-dollar by Westpac

$3.53bn
income tax

Capable of funding federal hospital services for almost two years.[1]

1. Federal Budget 2016-2017.

6 WESTPAC GROUP CHAIRMAN’S REPORT LINDSAY MAXSTED It has been an extraordinary year for your company, with some significant highs and some challenging lows. Westpac’s 200 year anniversary was the highlight, marking an important milestone for your company, and for Australia. Few companies globally have reached this significant milestone and to do so with perhaps our strongest ever balance sheet, sound returns, and as the world’s most sustainable bank, is something shareholders can be very proud of. The low for the year has been the further deterioration in the industry’s reputation and the imposition of a new Federal Government bank levy (Bank Levy) that has impacted both the value and the returns from your investment in Westpac. I will speak further on this below. 2017 performance Our financial performance this year was sound with statutory net profit up 7%, lifted by good growth across our banking businesses and a gain on the further sell-down of our investment in BT Investment Management of $279 million. Cash earnings (our preferred measure of performance) for the year ended 30 September 2017 was up 3% compared to 2016. Growth across lending, deposits and funds under administration was sound with margins lower, mostly in the early part of the year. As a result, net interest income was 2% higher although growth was reduced by the Bank Levy, which became effective from 1 July 2017. The Bank Levy had a $95 million impact on revenue and reduced cash earnings by $66 million, or around 1% for Full Year 2017. We have reached our 200th year with perhaps our strongest ever balance sheet

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 7 Non-interest income, was a little lower over Full Year 2017 (less than 1% down) with a strong performance from our financial markets business early in the year, partially offset by lower wealth and insurance income, and a provision for customer payments. The 2% growth in net interest income combined with the small decline in non-interest income led to a 2% rise in net operating income. Expenses also increased 2% over the year. The rise was mostly associated with investment in the business and rising regulatory and compliance costs. Ordinary expense growth (mostly inflationary increases) was largely offset by $262 million in productivity improvements. The Group’s improved financial performance and excellent strategic progress contributed to a rise in short term incentives payable to key management personnel this year. The Board considered that, overall, performance across a range of measures exceeded documented expectations. The Board also considered how the executive team responded to the sector’s reputation issues. Longer term incentives did not vest this year as the stretching hurdles set by the Board when the incentives were first issued in 2014 were not achieved. These long term incentives would typically comprise around one third of an executive’s remuneration. Capital From a capital perspective, 2017 has been an important year for the Group. After a 10-year process we have achieved a level of capital that our regulator, the Australian Prudential Regulation Authority (APRA), considers to be ‘unquestionably strong’. Our common equity tier 1 capital now stands at 10.6%, more than a full percentage point higher than a year earlier. If we convert this on a like-for-like basis with international peers, it places us comfortably in the top quartile of banks globally. APRA has consistently sought to be ahead of global regulatory trends and this saw a Liquidity Coverage Ratio introduced in January 2015, with a new Net Stable Funding Ratio coming into effect from 1 January 2018. Today, Westpac has ratios of 124% and 109% respectively, ahead of the 100% benchmarks for both. We are now materially stronger on both capital and liquidity in absolute terms and relative to global peers. Of course in banking you can never be complacent on strength, but it should be of comfort to shareholders that these ratios are some of the best in the world. Building strength however comes at a cost—increasing shareholders’ equity, lifting shares on issue and holding additional liquid assets all impact returns. More specifically, with the increase in shares on issue, our cash earnings per share of 239.7 cents was up 2% over the year while the Group’s return on equity (ROE) was 13.8%, marginally down from 14.0% in 2016. A further consequence of building strength is that the Group has held dividends unchanged over recent halves. Dividends This year the Board has determined a final dividend of 94 cents per share, which is unchanged over the prior half and over the final dividend for 2016. This brings the full year dividend to 188 cents per share, unchanged from 2016. Impairment charges were significantly lower this year, down $271 million or 24%. The lower charge reflects the high quality of our loan portfolio and the successful work-out of some large stressed facilities. In our assessment of Westpac’s performance for the year, the Board was pleased with both overall financial outcomes and progress on the Group’s strategy. Strategically there have been further developments on the digital transformation of the organisation, stronger customer satisfaction results, another significant reduction in complaints (down 18% in Australia and 21% in New Zealand) and a lift in employee engagement—all good indicators of the strength of the Group’s franchise and value. There is a similar story on liquidity. Over the past 10 years our liquid assets have increased more than fourfold to $138 billion at 30 September 2017.

8 WESTPAC GROUP CHAIRMAN’S REPORT Being the world’s most sustainable bank is something shareholders can be very proud of In setting the dividend the Group seeks to maintain a payout ratio that is sustainable over the long term. That is, we aim to retain sufficient capital for growth and to maintain an unquestionably strong capital position. At the same time, we seek to maximise the distribution of franking credits. The impact of the Bank Levy (which cost an equivalent of 2 cents per share) was also considered. The final ordinary dividend represents a payout ratio of 79%. The 94 cents represents a dividend yield of 5.9% based on the closing share price at 29 September 2017 of $31.92, or a yield of over 8% after adjusting for franking. The final ordinary dividend will be paid on 22 December 2017 with the record date of 14 November 2017. Board changes There were two changes to the Board over the year. As discussed in last year’s report, after an outstanding 10-year tenure, Elizabeth Bryan retired at the conclusion of our 2016 Annual General Meeting (AGM). In September 2017, we were pleased to announce the appointment of Nerida Caesar to the Board. Nerida was most recently the CEO of Equifax, formerly Veda, in Australia, and brings with her a wealth of experience in technology and innovation. After the end of the financial year we announced that Robert Elstone will be retiring following the 2017 AGM. Robert has been an exceptional director in his six years on the Board; he has a sharp mind, an attention to detail and an ability to distil issues and focus on what is important. In a period of heightened global volatility, having a financial markets specialist such as Robert has also been an asset to your Board. Succession planning for new directors is a regular item on the Board’s agenda and discussions with new potential candidates are ongoing. As a result, we anticipate the appointment of one or two new non-executive directors to the Board in 2018. Potential appointees are expected to add strength and diversity to your Board. Banking on trust Last year I spoke about the important role Australia’s banks play in the economy, and society, and the overwhelming benefits they have brought. At an economic level, banks support Australia’s investment requirements and facilitate the efficient flow of much-needed foreign capital. At a micro level, banks not only back individual customers and businesses to help them meet their financial goals, they facilitate the efficient flow of funds around the economy. It has been globally acknowledged that Australia and New Zealand have been well served by their major banks, both during and since the Global Financial Crisis (GFC). You need only look at other global markets such as the UK, parts of Europe and the US to appreciate the devastating impact poorly performing banks can have on customers and economies over extended periods. Unfortunately the strength of our banking sector is not always recognised domestically. In my report last year I sought to address some of the banking ‘myths’ that have continued to feature in commentary on the sector. However, unfortunately, the quality of debate regarding banks has not improved during the year. It is clear that some of the criticism of the Australian Banks is warranted. There have been times over recent years when issues surrounding the quality of financial advice; the treatment of insurance claims, and the quality of lending and/or enforcement decisions have not been consistent with putting the customer first and/or acting in their best interests. As a Bank, and an industry, we have also underestimated the intensity of community, regulatory and government reaction to the matters where expectations have not been met. At the same time, the over reaction by many in leadership positions has been unhelpful and unnecessarily raised the level of concern in the community relating to trust in the sector. In part this is why many people respond to the question that they trust their banker but don’t trust Banks. Having said that, let me also be perfectly clear that the Board and management at Westpac understand we must act. We have to take more responsibility and lift our standards to an even higher level—and we are. Brian will talk to developments further but I can say that the Board is fully behind these initiatives which essentially involve getting it right for the customer the first time and, in those cases where we fail to do so, calling out the issue and remediating promptly and appropriately.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 9

The Bank Levy

I wrote to shareholders when the Bank Levy was first proposed, to make our position clear and seek your feedback and support. I want to thank the many shareholders who responded and those who also shared their views more broadly, including with their local Members of Parliament.

The Bank Levy is now in place, but we must continue to agitate for its removal. It is a highly inefficient and distortive tax that places an impost on a small number of Australia's largest taxpayers. It discriminates against Australian banks relative to global peers and it has impacted the value of your investment and the investments of millions of superannuation holders across Australia.

Australia's oldest company

It has been a privilege to be Chairman of Westpac in its 200th year. 2017 has been a special time for the company and its people, and it has given us the opportunity to reflect on what has been behind our success and our legacy for the future.

We have created the Westpac Bicentennial Foundation, and the Businesses of Tomorrow program, and we have increased community sponsorship. Through each of these initiatives we have created a stronger connection with the markets in which we operate. And in so doing we have created a stronger foundation for your company's future success.

PERFORMANCE METRICS

CASH EARNINGS BASIS


EARNINGS CASH EARNINGS PER ORDINARY SHARE (CENTS)
2013 227.8
2014 245.4
2015 248.2
2016 235.5
2017 239.7
RETURNS CASH RETURN ON EQUITY (%)
2013 15.9
2014 16.4
2015 15.8
2016 14.0
2017 13.8
MARGINS NET INTEREST MARGIN (%)
2013 2.15
2014 2.08
2015 2.08
2016 2.13
2017 2.09
EFFICIENCY EXPENSE TO INCOME RATIO (%)
2013 41.3
2014 41.7
2015 42.1
2016 42.1
2017 42.2
ASSET QUALITY STRESSED ASSETS TO TOTAL COMMITTED EXPOSURES (%)
2013 1.60
2014 1.24
2015 0.99
2016 1.20
2017 1.05
CAPITAL COMMON EQUITY TIER 1 CAPITAL RATIO (%)
2013 9.1
2014 9.0
2015 9.5
2016 9.5
2017 10.6
LIQUIDITY COVERAGE RATIO (%)
2015 121
2016 134
2017 124
DIVIDENDS (CENTS PER SHARE) *special dividends
2013 174 20*
2014 182
2015 187
2016 188
2017 188

RETURNS OF WESTPAC AND ASX SEGMENTS 2017

(RETURN ON EQUITY)


Westpac
Market ex Resources
Industrials
Australian companies with international earnings
13.8%
12.3%
13.3%
15.3%

Source: Macquarie Securities

TOTAL SHAREHOLDER RETURN

	WESTPAC	ASX ALL ORDINARIES
1 YEAR	14.5%	8.5%
3 YEARS	17.4%	23.5%
5 YEARS	66.8%	61.6%
10 YEARS	70.3%	34.6%

Source: IRESS

10 WESTPAC GROUP CHAIRMAN’S REPORT Westpac is committed to supporting customers and creating a better future for all Australians and New Zealanders SHARING RETURNS WHERE WESTPAC’S REVENUE1 GOES $6.3bn Dividends – paid to our 630,000 shareholders Around 80% of dividends are paid to Australians through retail and industry super funds, institutional investors and individual investors including self-managed super funds 29% $4.7bn Salaries – paid to our 39,000 employees Through employee salaries, superannuation and other benefits 22% $4.4bn Expenses – paid mainly to our suppliers Businesses and individuals, mostly based in Australia and New Zealand 20% $3.5bn Tax – capable of funding federal hospital services for almost two years With a tax rate of 30.4% Westpac is Australia’s second largest tax payer 16% $0.9bn Loan impairments – to cover bad debts $1.8bn Reinvested – to fund future growth Supporting future lending 4% 9% $21.6bn 2017 REVENUE 1. Revenue is net operating income and comprises net interest income and non-interest income on a cash earnings basis. This is before expenses, impairment charges and tax.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 11 It was a real highlight for me to share memories with shareholders, current and past employees, and some of Westpac’s great leaders over the last 30 years. It was a particular pleasure to connect with, and speak to, our last five CEOs, and the last four Chairmen. We had some great discussions and it is very clear what a great love all these leaders had, and still have, for your company. While each leader brought unique skills and experience to Westpac, what stood out for me was how aligned they were in their view on strategy and their focus on customer service. And so as the baton passed between these CEOs it was invariably a seamless transition. I strongly believe that this consistency of long-term strategy has played a vital role in your company’s success. Outlook We remain very positive about the Australian and New Zealand economies. Both markets have strong fundamentals with solid GDP growth, low unemployment and controlled inflation. These trends are expected to broadly continue in the year ahead with Westpac Economics expecting Australia’s GDP growth to be 2.5% in 2018. We anticipate that growth will be supported by an ongoing contribution from exports of resources and services along with higher public spending, including for infrastructure and private non-residential construction. We are however expecting growth to slow through the year as the construction cycle peaks and weak income growth continues to weigh on consumers. Looking ahead, these settings combined with a further tightening of credit standards and regulatory limits on elements of mortgage growth, will likely lead to slower growth in lending and deposits in 2018 relative to 2017. Our financial settings are in good shape but we will be subject to the full period impact of the Bank Levy in 2018. Asset quality is expected to remain sound in the year ahead and, while there are no signs of material concern, we will remain vigilant, consistent with our low risk approach. Summary It has been a landmark year for Westpac. The success we have achieved, the strength in our balance sheet and the positive momentum across the Group means we are well positioned for the future. As we begin our third century, our biggest challenge lies in rebuilding our reputation across the communities in which we operate. If we are to continue prospering in the period ahead, we must actively demonstrate the value we bring to society and the value we bring to customers every day. We will continue to improve on service delivery; genuinely listening to customers and putting them at the centre of everything we do. That’s why our service strategy is so important. One of the key things our 200th anniversary has shown me is the passion and commitment of the people of Westpac to supporting our customers and creating a better future for all Australians and New Zealanders. It is this passion and commitment that has seen us through the highs and lows of the past 200 years and continues to drive us forward and helps us continue to deliver sustainable returns for you, our shareholders. To mark our 200 years we also published a book filled with stories about the bank, its people and customers. It is a great read and I encourage you to see the online version on our website. LINDSAY MAXSTED Chairman Westpac Group From left to right, Former Westpac CEOs Bob White AO, Frank Conroy AM, Bob Joss AC, David Morgan AO and Gail Kelly and current Westpac CEO Brian Hartzer.

12 WESTPAC GROUP CEO’S LETTER BRIAN HARTZER Dear fellow shareholders, 2017 has been a landmark year for the Westpac Group. As CEO, it has been an immense honour to lead this company through our 200th year and into our third century of business. At events across the country, and in many of our overseas offices, I have had the pleasure of speaking with thousands of our customers, community partners, and staff members. It has given me—and I know many of our people—a tremendous sense of pride in this company and the role it has played in the lives of so many Australians and New Zealanders throughout its history. There were many special moments during these events. As a history ‘tragic’, a particular highlight for me was meeting Bill McRae, a former employee who served as a Lancaster Bomber Command pilot in the Royal Air Force during the Second World War. Bill joined the Bank of New South Wales in 1929, working in Sydney before our legendary General Manager, Alfred Davidson, sent him to London to help build our business in the UK (Alfred Davidson helped restore Australia’s prosperity during the Great Depression by initiating the devaluation of the Australian pound). Bill shared anecdotes of his time in the Royal Air Force and at the Bank on both sides of the war— including how he was chosen to set up the Bank’s first training academy, thanks to his experience training pilots during the War. I will cherish his stories. This has been an historic year for our company I also enjoyed meeting customers such as the McDonald family from Cloncurry, who have banked with Westpac (or the Bank of New South Wales) since the 1860s. One customer even brought along his ancestor’s Bank of New South Wales passbook from 1827—still proudly passed down as a family heirloom. We are proud of such long-term connections, but few have been longer than our partnership with AGL. For 170 years we have worked together to build their business and create a brighter future (literally) for Australians.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 13 Another highlight was sharing a stage in April with five of Westpac’s former leaders: Gail Kelly, David Morgan, Bob Joss, Frank Conroy, and Bob White (who sadly passed away in June). As the Chairman writes in his letter, it was extraordinary to have some of the great minds of Westpac all in one place. To put it in perspective, since 1992 these executives have presided over an increase in the value of your bank from just less than $5 billion to over $108 billion today—the total shareholder return over that time averaging 13% per annum. There aren’t many companies of our size who could get such an unbroken chain of former leaders together; and each of them provided interesting insights from their time as CEO and observations about today’s business. What really struck me though was the consistency of their message over time—the focus on customers, the importance of a strong balance sheet and inclusive culture, and their pride in Westpac’s broader role in the community. It was also pleasing to hear each of them endorse our ‘Service Revolution’ as the natural extension of these principles and the right strategy for today. Bringing our vision to life As I’ve described in previous letters, our ‘Service Revolution’ strategy is designed to bring to life our vision “To be one of the world’s great service companies, helping our customers, communities, and people to prosper and grow”. Our strategy has remained consistent over several years now, and I’m pleased to report that we’ve continued to build momentum and deliver projects against each of the five priorities that comprise the strategy: Performance disciplines, service leadership, digital transformation, targeted growth, and workforce revolution. Customers like Ian Peterson from Airlie Beach in Northern Queensland who we have supported for many years but never more critically than in the aftermath of Cyclone Debbie. We recognise that our industry, like the economy as a whole, is currently undergoing a period of substantial change. That’s why our primary focus as a management team is on transforming the company—through the ‘Service Revolution’ program—to make sure we can continue to compete and grow value successfully over the medium-to-long term. In summary then, our long-term strategy to create value is to: • Maintain a strong balance sheet and conservative risk appetite, focused on serving our home markets of Australia and New Zealand; • Increase the size of our customer base, through the development of our multiple brands and well-targeted segment marketing strategies; • Extend the duration and deepen those relationships by delivering world-class service and using our digital assets to encourage people to consolidate their business with us; • Reduce costs and fuel innovation by consolidating and modernising our technology platforms and forming partnerships with selected fintech companies; • Continue to develop a highly-engaged, inclusive culture and sustainable work practices that help us to attract and retain the best talent in our market; while • Continuing to deliver a disciplined performance, year-in and year-out, in order to maintain the shareholder support for the longer-term investments that we are making. With this in mind, let me turn now to our 2017 performance. AGL AND WESTPAC A 170 YEAR PARTNERSHIP Westpac’s partnership with AGL began in 1847, not long after the introduction of Sydney’s first street gaslight, when we became the company’s official banker. It’s a partnership that has stood the test of time, evolving and growing over the years, most recently with the establishment of an investment fund focused on the Australian renewable energy space—the first of its kind in Australia. The Powering Australian Renewables Fund, PARF, provides investment opportunities in a portfolio of renewable energy assets and Westpac has once again been there from the beginning as a key financier on all the PARF deals. The two companies not only share a long financial history but also a commitment to moving to a low carbon economy. On 24 May 1841, the young Australian Gas Light Company (known today as AGL) turned on the first street gaslights in Sydney. Within two years the city had 165 gaslights, including number 18, which was located outside our head office in George Street. In 1847 we became the official treasurer to the Australian Gas Light Company and in 1853 became a customer when it was agreed to light the Bank’s interior and outer courts and back lane with gas. To read more about these stories please go to 2017annualreport.westpacgroup.com.au At its heart, this strategy recognises that we’re a service business, not a product business—which means that our core purpose is to help customers achieve what’s important to them. For shareholders, this means that we create value by building long-term relationships with our customers—supporting them through thick and thin. Top image: Brett Redman, Chief Financial Officer, AGL. Middle image: George Street, Sydney, 1858-1860. Collection of Museum of Applied Arts and Sciences, Sydney. Bottom image: Broken Hill Solar Farm is owned by the Powering Australian Renewables Fund (PARF). Image courtesy of PARF.

14 WESTPAC GROUP CEO’S LETTER 2017 performance—an overview At the start of the financial year, with the support of your Board, the executive team and I agreed three over-arching goals for our 200th year: • First, to deliver a strong financial result; • Second, to deliver substantial improvements in service quality for our customers; and • Third, to make material progress on our culture and reputation. Looking back over the year, I’m pleased with the progress on each of these goals— although we’ve clearly got more to do. Financial performance Our financial performance exceeded the internal earnings target that we set at the start of the year. Cash earnings rose 3%, with a 2% increase in operating income, a 2% rise in expenses, and a substantial reduction in impairment charges for bad debts. At the same time, we significantly strengthened our balance sheet, lifting our common equity tier 1 (CET1) capital ratio above APRA’s benchmark for banks to be seen as ‘unquestionably strong’. As these results include the start of the Federal Government’s new bank levy, increased ‘macro-prudential’ lending requirements, and a provision to remediate a number of historical customer issues (I’ll address these shortly), we consider this to be a good result. (Note too that our cash earnings exclude the gain on the sale of shares in BT Investment Management (BTIM) during the period, which benefits shareholders’ equity. This gain is included in our reported statutory profit.) All of our banking divisions performed well, with cash earnings growth of between 4% and 18%. However, earnings from BT Financial Group (BTFG) (our wealth management and insurance business) were 11% down on last year. This was primarily driven by a number of infrequent items, as well as significant incremental regulatory and compliance costs. However, underlying growth in funds under administration, insurance premiums, and lending within BTFG continued to be strong. THERE WHEN YOU NEED US When Tropical Cyclone Debbie made landfall near Airlie Beach, in Queensland, on 28 March 2017, local resident Ian Peterson and his family knew they were well prepared but it was still a long 27 hours as they waited for the storm to pass while sheltering in a shipping container they had prepared for just such an event. When they emerged Ian said it looked like a nuclear bomb had detonated or a bushfire had gone through with not a single leaf on any tree. That was when the recovery process began. Local Westpac Branch Manager, Jane Tissington, helped Ian get access to the emergency funds he needed by getting the branch ATM up and running, and supported the family with their insurance claim so all the damage was quickly repaired. On Christmas Eve 1974, Cyclone Tracy devastated Darwin, killing 71 people, destroying 80 per cent of houses and causing more than $4 billion of damage in today’s figures. 30,000 people were evacuated, however a group of 12 volunteers from the Bank’s Darwin branch stayed on to get the branch up and running again. Within two days they were able to allow customers to withdraw $200 cash per family for emergency expenses. To read more about these stories please go to 2017annualreport.westpacgroup.com.au

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 15 We sold down our shareholding in BTIM this year from 29% to 10%, booking a gain of $279 million. It’s worth reflecting that this has been an outstanding investment for our shareholders, many of whom also participated in BTIM’s initial float back in 2007. The decision to sell down reflects our belief that the future of this business is about ‘open architecture’ platforms that provide customers and advisors with a convenient place to manage all of their money, wherever they choose to invest it. While some of our competitors are increasingly looking to exit their wealth and insurance businesses, we continue to believe that having a strong business in this category will give us an increasing competitive advantage as Australia’s population ages in the years ahead. Within our banking businesses, there were a number of significant dynamics at play this year that are worth highlighting. faster-growing service sectors of health, education, and tourism. However, this was offset by slower growth in areas such as commercial property, trade finance and auto finance, where strong competition from offshore firms has made the returns much less attractive. We substantially increased the strength of our capital position this year as well. Our CET1 capital ratio increased more than a full percentage point to 10.6%, due to business unit profit growth, our dividend reinvestment plan, the further sell-down in BTIM, and better capital efficiency. Although we are still waiting for APRA’s final capital rules, it is satisfying to know that the strengthening of our balance sheet required post the GFC is now nearing its end. Our funding and liquidity position also improved over the year. We’ve grown deposits, reduced our reliance on offshore short-term wholesale funding, and further lengthened the tenor of funding. We also met the new Net Stable Funding Ratio requirements (essentially a measure of our longer-term liquidity position) almost a year before the required 1 January 2018 start date. The combination of all of these factors meant that net interest margin was down 4 basis points over the year, including one quarter’s impact of the Federal Government’s Bank Levy (which reduced the margin by 1 basis point). Most of the margin decline happened early in the year, with the impact of repricing and a greater focus on return leading to higher margins in the second half of the financial year. by the slowdown in mining investment. Fortunately, recent indicators suggest that the worst may now have passed, especially in Western Australia. Non-interest income was a little lower over the year (down $36 million). The Group recorded higher markets income (particularly in the first half of the year), improved business line fees, and good funds management and insurance flows—however these gains were offset by regulatory reductions to credit card interchange fees as well as provisions for customer payments that totalled $169 million (most of which was included in non-interest income). Operating expenses grew 2% over the year, which was at the lower end of the 2-3% medium term range that we expect—a good result. In a challenging revenue environment, our goal continues to be to offset business-as-usual expense growth with productivity savings. This year we generated $262 million in productivity savings—equal to around 3% of our cost base—and removed over 900 roles. Some of the productivity initiatives we completed this year included: • Launching new mobile banking features to help customers do their banking on the go; • Installing new call centre technology that speeds up customer ID verification and provides better functionality to our call centre team members to help serve customers better; • Streamlining organisation structures and ‘spans of control’; and • Consolidating head office locations and transforming them into more flexible workspaces. Thanks to initiatives like these, the overall 2% rise in expenses was largely driven by investments we are making in our strategic agenda, along with some increases in cost for regulatory and compliance activities. The cost to income ratio for Full Year 2017 was 42.2%, which puts us among the most efficient banks in the world, and we remain committed to taking this ratio below 40% over the next few years. The first was in Australian mortgages, where APRA extended its requirements for banks in ways designed to improve the resilience of the sector to a potential downturn or substantial increase in interest rates. Specifically, we were required to maintain investor mortgage growth to less than 10% per year, and to reduce the proportion of new mortgage lending with an interest-only option to below 30%. Through a combination of pricing and other actions, both of these targets were met: Investor mortgage lending grew at around 6%, and the proportion of interest-only lending for the September 2017 quarter was 26%. However, the consequence of these and other changes on loan serviceability assessments was that our overall mortgage lending grew a little slower than the overall financial system this year—a result we were comfortable with. Asset quality remained strong during the year, with the ratio of stressed assets to total committed exposures (TCE) declining 15 basis points to 1.05%, and a significant reduction in credit impairment charges over the year. This reflects both a reduction in new impaired assets along with the work-out of a small number of larger impairments during the year. Mortgage delinquencies have also been sound with little change over the year— although we are monitoring Western Australia and regional Queensland closely, as these regions continue to be impacted Looking at our balance sheet more broadly, we continued to prioritise strong growth in deposits while limiting growth in lending to where returns remain attractive. Total deposits were up 4% for the year, with high quality household deposits growing faster than the financial system. Overall loans grew 3%, with strong growth in small and medium business as well as the

16
WESTPAC GROUP
CEO'S LETTER

At a cash earnings level, 3% growth in cash earnings translated to a 2% increase in earnings per share—mostly due to the impact of additional shares issued under the dividend reinvestment plan. What this highlights is that higher capital levels come at a cost: With increased capital during the year contributing to a 22 basis point decline in return on equity (ROE) to 13.8% (although that level remains within the 13% to 14% band the Group is seeking to achieve).

Customer performance

The best assessment of whether we are achieving our goal of becoming one of the world's great service companies comes from our customers and, given the size and scope of our businesses, we look at a number of different customer feedback measures to help us evaluate our performance.

Although any sample-based survey of customer feedback has its drawbacks, one of the best overall measures is the Net Promoter Score (NPS), which looks at the relationship between customers who are advocates for the bank versus customers who are detractors of the bank. Pleasingly, the NPS of our consumer banking business has gradually improved over the year, moving from the bottom of our major bank peer group 12 months ago to being ranked first in September 2017.

Another measure we track is the volume of complaints we receive, and the relationship between those complaints and the compliments received over the same period. This year customer complaints across our Australian operations fell 18% compared to Full Year 2016, continuing a trend that we've seen for the last several years. Meanwhile compliments received by our branch network outnumbered complaints by 3.5 to 1, improving from 3 to 1 last year.

Few things frustrate customers more than not having services available when they need them. This year, improvements to our infrastructure have led to a material reduction in system downtime: In the first half of Full Year 2017 we recorded five 'severity one' incidents (system outages with a significant customer impact) in Australia—and we had no such outages in the second half of the year. This compares with 19 such incidents in the previous year.

DIVISIONAL CONTRIBUTION TO WESTPAC GROUP CASH EARNINGS

$8,062m

CONSUMER BANK
Sales and service to consumer customers in Australia

$3,104m

Westpac, St.George, Bank of Melbourne, BankSA, RAMS

BUSINESS BANK
Sales and service to small-to-medium enterprise, commercial and agribusiness customers

$2,099m

Westpac, St.George, Bank of Melbourne, BankSA

BT FINANCIAL GROUP
Westpac's Australian wealth and insurance business

$771m

BT Financial Group

WESTPAC INSTITUTIONAL BANK
Sales and service to commercial, corporate, institutional and government customers

$1,304m

Westpac Institutional Bank

WESTPAC NEW ZEALAND
Sales and service of banking, wealth, and insurance products for consumer, business and institutional customers across New Zealand

$916m[1]

1. NZ$970m

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 17

FINANCIAL PERFORMANCE MOVEMENT IN CASH EARNINGS

Westpac's 3% increase in cash earnings was mainly due to good balance sheet growth combined with a 24% reduction in impairment charges.

Net interest income was 2% higher over the year with most of the growth due to an increase in housing lending and a 4% rise in customer deposits. Business lending was more subdued with an increase in facilities to small and medium enterprises partially offset by a reduction in commercial property and asset finance where returns were lower. Margins were 4 basis points lower over the year with continuing strong competition across both lending and deposits.

Non-interest income was down with a lower contribution from credit cards and wealth offset by stronger markets income. Most of the 2% rise in expenses was due to higher investment and increased regulatory and compliance costs.

Impairment charges declined by $271 million as asset quality continued to improve. The improvement was due to fewer new impaired assets emerging over the year along with more companies returning to fully performing.


7,822
356
(36)
(174)
271
(177)
8,062
Lending up 3%
Customer deposits up 4%
Margins down 4bps
Lower credit card fees and wealth income
Costs up 2%, mostly higher investment and regulatory and compliance costs
Improved asset quality
Effective tax rate at 30%
3%
Full Year 2016
Net interest income
Non-interest income
Expenses
Impairment charges
Tax and non-controlling interests
Full Year 2017
$millions

INTEREST RATES AND FUNDING

In funding loans to customers, Westpac draws from three main sources: customer deposits, wholesale funding and equity. The rates we pay on each of these sources of funds is determined by market forces within each category.

While the Reserve Bank of Australia's cash rate is a market indicator, banks do not borrow money at that rate. Moreover, the relationship between the cash rate and the rates we pay over time varies. Prior to the GFC for example term deposit rates were generally below the cash rate. Today, those taking out a term deposit can often receive a rate well above the cash rate.

We set our lending rates based on our funding costs, ensuring we earn an appropriate return for shareholders and for the risk we take when we lend money. It is a balancing act and we need to consider the needs of borrowers, depositors and shareholders. We understand that these decisions impact people but feel we achieved the right balance with margins declining 4 basis points this year.


AUSTRALIAN HOME LOANS $427bn
AUSTRALIAN BUSINESS LOANS $151bn
AUSTRALIAN PERSONAL LOANS $22bn
NEW ZEALAND LOANS $71bn
OTHER OVERSEAS LOANS $14bn
$685bn TOTAL LOANS
2017 FUNDING MIX $787bn[1]
62% CUSTOMER DEPOSITS - TERM DEPOSITS - SAVINGS $487bn
30% WHOLESALE FUNDING - SHORT TERM - LONG TERM - SECURITISATION $238bn
8% SHARE-HOLDERS EQUITY $62bn[2]

1. Funding mostly for loans and liquidity. 2. Excludes some reserves.

18 WESTPAC GROUP CEO’S LETTER OUR VISION STRATEGIC PRIORITIES To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow PERFORMANCE DISCIPLINE Managing our business in a balanced and disciplined way to be recognised as the region’s best-performing bank SUSTAINABILITY PRIORITIES SERVICE LEADERSHIP Through our service revolution, help customers achieve their goals EMBRACING SOCIETAL CHANGE Help improve the way people work and live as society changes DIGITAL TRANSFORMATION Continue to invest in digitisation and use technology to redesign and enhance the customer experience ENVIRONMENTAL SOLUTIONS Help find solutions to environmental challenges TARGETED GROWTH Direct investment towards the areas that offer the greatest growth including wealth and SME BETTER FINANCIAL FUTURES Help customers have a better relationship with money WORKFORCE REVOLUTION Employ and retain the best people with a culture that helps them succeed

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 19 This year we’ve deliberately prioritised strength and return over growth to reshape the balance sheet Improvements in our technology and processes are reinforced by the Our Service Promise program, a Group-wide initiative that defines excellent service for our people and reminds them to incorporate this mindset into action every day. The program is fundamental to our efforts to build a genuine service culture, and it’s working. Across the Westpac Group I regularly see examples of our people taking the initiative to solve a customer’s problem, to find creative ideas that help our customers to thrive financially, and to build genuine long-term relationships. It’s also important that I, and my leadership team, support our people to deliver that high standard of service. So this year we’ve worked to reduce roadblocks for our people and free up more time for them to spend with customers: We’ve digitised time-absorbing tasks, improved the usability of staff tools, and reduced the number of products on offer—making it easier for our people to recommend the right product and navigate our processes. In our Consumer Bank, we’ve also removed product-based sales incentives for our front line tellers and personal bankers, replacing them with service-based metrics. This means that our people are now more empowered to deliver better service to customers and indeed are explicitly rewarded for doing so. Culture and reputation As a service business in a highly competitive market, the quality of our people and culture is a major determinant of our success. That’s why we’re so focused on making the Westpac Group attractive to the best bankers in the market, and creating an environment where those people can do their best work. The 200th anniversary gave us the opportunity to remind our people of the role our company has played—and continues to play—in helping our customers and Australia/New Zealand as a whole to thrive. As a result, we’ve seen a significant increase in staff pride over the year. This— along with investments we’ve made in our people’s skills, leadership training, and a variety of community and sustainability initiatives during the year—has led to a significant increase in staff morale, as measured by our employee survey. We recognise careers are changing and we’re supporting our people to develop their skills and embrace new opportunities. Johanne Parniczky is a great example of this. From a former career as a commercial pilot, Johanne is bringing a fresh perspective and innovation to our organisation as a change director on one of our biggest technology infrastructure programs. On our preferred measure of ‘staff engagement’, we saw a 10 percentage-point increase over the year to 79%. This is above the global high-performance benchmark for large companies, and a remarkable increase in a year for a company with over 39,000 employees. As well as investing in our people’s skills, we continue to work hard to make sure the culture is one where everyone feels welcome and supported. Our 2017 Sustainability Performance Report sets out a number of the initiatives we undertook this year, but one milestone deserves special mention: In 2017 Westpac reached its target of having 50% of its leadership positions held by women. Of course, we have more to do to ensure diversity is better reflected across the organisation, but this is a significant achievement. Improving our reputation It’s no secret that bank reputations have been under scrutiny over the past few years, and Westpac has not been immune. Given the amount of media attention this has received in recent months, I’d like to make a few observations about the causes of this situation and what we’re doing about it. There are a number of causes, starting with missteps by the banks themselves— including Westpac. These include high-profile incidents around poor financial advice, denied insurance claims, poor service, loose or inadequate risk controls, and allegations of inappropriate staff behaviour. Although many of these incidents have been specific to individual institutions, in the current environment each one affects the reputation of the industry as a whole.

20 WESTPAC GROUP CEO’S LETTER Compounding these issues has been a significant step-up in community expectations and regulatory intervention. This has meant that some policies or business practices that were acceptable in the past no longer pass muster. At the same time, the volatile political situation in our State and Federal Parliaments means that issues which would previously have been dealt with by the appropriate regulator are now attracting attention from all sides of politics. The banking sector is working hard to address these concerns and has nearly completed implementing a six-point action plan that addresses issues like sales incentives, complaint handling, support for whistle-blowers, and the removal of individuals from the industry who breach the law or codes of conduct. Westpac is fully committed to this effort and has completed its work on five of the six points (the final point, a re-write of the Code of Banking Practice, should be finished next month). In Westpac’s case, we have participated in a large number of formal reviews this year by our various regulators and political bodies, covering topics such as financial planning, insurance, superannuation, mortgage lending and pricing practices, credit cards, systems stability, and anti-money laundering. The Australian Securities and Investments Commission (ASIC) has also initiated various legal proceedings against us, alleging we manipulated the bank bill swap rate (BBSW), provided inappropriate financial advice through our ‘scaled advice’ phone channel, and breached our responsible lending obligations. Our principle is to accept responsibility when we have done the wrong thing, but in each of these cases we disagree with ASIC’s position and are defending our actions. Regardless of the merits, the reality is that the industry has a significant challenge ahead to rebuild its reputation. In particular, we need to address the perception that we put our own needs ahead of those of our customers. OPENING THE DOOR TO NEW CAREER OPPORTUNITIES Westpac employee Johanne Parniczky has undertaken a significant career change, with her current role as Change Director for one of Westpac’s biggest technology infrastructure programs, after 25 years in the aviation industry. Johanne never envisaged her dreams of being a pilot would lead her to banking but she has been amazed just how transferrable her skills were between the two industries. It is expected that today’s 15-year-olds will likely navigate 17 changes in employer across five different careers and Westpac is leading the way with continuous learning opportunities to enable employees to soar high into the future. In 1898, 16-year-old Tennyson Beatrice Miller and 40-year-old Edith Lamb became the Bank’s first female employees. Employed as ‘lady typewriters’, they had an office separate from the rest of the premises and were not to be seen or heard. In a letter to management in 1907, to prove their worth, Edith described the work as ‘distinctly stultifying’ and they were eventually given more challenging tasks. To read more about these stories please go to 2017annualreport.westpacgroup.com.au

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 21 to seek a fair and balanced outcome for their complaints. Our new Customer Council and the new Stakeholder Advisory Panel are both designed to help us better understand customer and community views and identify areas where we could do better. We have also taken steps to encourage our people to speak up when they see something that isn’t right, including a new anonymous phone line and additional protections for whistle-blowers. As a result, we have seen a significant (up 10%) increase in employees confirming they feel it is ‘safe to speak up’¹. The current level of public and political scrutiny is likely to continue for some time. Hopefully you can see from the initiatives above that we are committed to taking actions that will address the substantive issues over time. Creating a sustainable future One of the highlights of 2017 was retaining our position as the most sustainable bank globally in the Dow Jones Sustainability Index (DJSI). This was the fourth year in a row and 10th time overall that Westpac has achieved the global banking sector’s leadership position. The DJSI assesses companies on a range of criteria including corporate governance, codes of conduct, HR practices, community involvement, and environmental policies. Getting it right and—when we don’t— putting it right Across the bank we are proactively reviewing our products and services and the way we have engaged with our customers. I call this program ‘Get it Right/ Put it Right’. The idea is to make sure that we align all of our products and services with our customers’ interests, while making them simpler, fairer, and more transparent. And, where we uncover an issue that we need to put right, we ensure that no customer has been disadvantaged from these past practices. This work has already led to a number of important changes and actions. We’ve introduced our new Westpac Lite credit card, with an interest rate of 9.9% p.a.—the first card of its kind in the Australian market. We’ve also reduced everyday transaction fees on our ‘legacy’ personal transaction accounts, and removed ATM withdrawal fees when non-customers use one of our ATMs. Our reviews of our superannuation disclosure resulted in payments to some customers with pre-existing conditions who did not have the benefit of our improved disclosure practices. Similarly, we identified that for some product packages sold in the past, customers did not receive all the benefits to which they were entitled—and we’re now going back and rectifying the error for each affected customer. We’ve also automated these benefits so this can’t happen again. Based on what we know now, we believe we have dealt with the most significant of these issues in our 2017 result. However, these reviews will continue for some time and it is possible that more issues will emerge that we need to address. In any event I am confident that this is the right approach to put our business on a more sustainable footing. In November last year we appointed Adrian Ahern, a highly respected former senior lawyer, as our first ‘Customer Advocate’. Mr. Ahern reports through to me separate from our businesses, and is thus an independent avenue for customers WAKATU—HE TAONGA TUKU IHO A BUSINESS OF THE LAND AND SEA Wakatu Incorporation is intrinsically linked to the land and sea in which it operates. Owned by the descendants of the local area, Wakatu, via its food and beverage company, Kono, is creating exceptional New Zealand produce and exporting it to the world. The benefits of the company’s exceptional growth are flowing back into the local community. It is all part of the 500-year plan. With their long standing commitment to supporting the growth of the Maori economy, Westpac New Zealand has become a trusted adviser to Wakatu, supporting them with banking and investment assistance, enabling them to continue to develop and grow. The Bank of New South Wales (which became Westpac) opened its first branch in Nelson, New Zealand in February 1862. Inspired by New Zealand’s expanding wool industry, the Bank acquired five New Zealand branches from the Oriental Bank in 1861 and went on to open further branches including the one in Nelson. This was the start of 155 years of unbroken representation in New Zealand. A commitment to sustainable business practices is a big part of the culture at Westpac: In fact many of our staff have told me that they were attracted to work at Westpac in large part because of these policies. This year we released an updated Climate Change Action Plan, which attracted significant media and community attention. In our plan we outlined the steps we will take to meet our commitment to helping limit global warming to less than two degrees. This includes our approach to lending to energy-intensive and renewable sectors, reducing our own carbon footprint, and helping Australian households to become more climate-resilient, improve their energy efficiency and reduce their environmental impact. To read more about these stories please go to 2017annualreport.westpacgroup.com.au 1. 2017 Employee Engagement Survey. Top image: Kerensa Johnston, Chief Executive Officer, Wakatu Incorporation.

22 WESTPAC GROUP CEO’S LETTER The feedback we received on our new climate policy was overwhelmingly positive. However I know that there are some shareholders who do not agree with our policy, and who believe that our actions have overstepped the mark. Some of you told us that banks should stay out of the climate debate and just focus on their lending activities. We respectfully disagree, for two reasons. First, it’s important that we assess all the risks associated with any lending proposal, and environmental risks— along with potentially-related government actions—are increasingly a risk in many transactions. Second, we believe it is in the best long-term interest of the economy— and therefore our shareholders—to support a balanced but deliberate transition towards a two degree economy. Preparing for a digital future The final topic I would like to address is how we’re preparing Westpac for the rapidly-arriving digital future. As many of you would recall, 2017 saw the 10-year anniversary of Apple’s iPhone—and it’s astonishing to reflect on how many aspects of our economy and our daily life have changed in 10 short years. The impact of digital technology on banking around the world has been profound, and the changes aren’t close to done yet. In early October, I visited our branch in Shanghai, where the vast majority of customers now use an app on their mobile phone as their main payment device. And two of the biggest payment applications—WeChatPay and AliPay—are operated by companies that aren’t even banks. The threats—and opportunities— created by mobile banking are profound. INSPIRING A GLOBAL TRIBE THROUGH THE POWER OF SOCIAL MEDIA For 24-year-old Cam Greenwood his backyard dream of crafting surfboards has turned into a thriving online surf wear business. Through the power of social media and mentoring support from companies such as Bank of Melbourne, Cam has created Monsta Surf, an online surf wear company that is challenging some of the well established brands in his industry and also creating a tribe of loyal followers who are supporting the company’s ambition to make the world a better place. Westpac has always had a focus on connecting with customers but in the early 1880s, the employees who grasped the opportunity to be among the first commercial users of the telephone were not initially praised for their initiative. The Bank’s general manager at the time demanded to know who had agreed to the telephone’s installation, writing ‘Who authorised the telephone in connection with our business?’ Of course the telephone caught on once it was shown to be efficient and to improve service. To read more about these stories please go to 2017annualreport.westpacgroup.com.au Meanwhile, advances in software development, data storage, and broadband internet mean that so-called ‘cloud computing’ is an increasingly viable tool for large companies to improve efficiency and reduce technology costs.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 23 At Westpac one of the main reasons we have survived 200 years is that we’ve always been willing to adapt—to changes in the economy, in society, and in technology. So we’re staring straight into these changes and adapting both our customer service and our underlying technology to make sure we stay nimble and competitive—and support our customers to do the same. For example, nimbleness is something we have recognised in Cam Greenwood—a customer who has been leveraging the power of social media to build his online company Monsta Surf. This year we also rolled out numerous technology innovations to customers, including our new wealth platform (BT Panorama), a new corporate lending portal for customers of Westpac Institutional Bank, e-conveyancing for mortgages, cheque digitisation, Lantern Pay (a new payment platform that supports the Government’s National Disability Insurance Scheme), and numerous feature and useability enhancements for mobile banking across all brands. Our Panorama wealth platform has been a highlight. Panorama allows investor customers and their advisors to manage and protect an individual’s wealth and insurance in a simple-to-use, mobile-accessible platform that integrates fully into the Group’s online banking systems. The number of advisers using the platform has continued to grow, with around $4 billion of funds added to the platform—nearly 100% growth over the year. Other major projects delivered this year included a new call centre platform, a new ‘big data’ platform, and the first phase of our new ‘customer service hub’—which will ultimately help us to consolidate the St.George and Westpac back-end systems. We also recognise that much of the innovation and advances in technology will emerge from small fintech companies, and so are working hard to build our links with potential leaders in this arena. To date our Reinventure venture capital fund has made early-stage investments in around 15 fintech startups, giving us an early insight into emerging innovations in data analysis, payments, and digital lending. We have also made direct investments in companies such as zipMoney and Uno Home Loans, which have the potential to serve as important partners in areas that are a related but a bit outside of our core businesses. We must acknowledge that investments in early-stage companies such as these are inherently risky. However we have been very pleased so far with the progress these companies are making. We also find that our involvement gives us valuable exposure to trends in technology and some of the emerging business models with which we will need to compete. Summary As you can see, 2017 has been a huge year for the banking industry, and for the Group. Despite the challenges we faced, I’m proud of our team and what we have delivered for you and the future value of your investment in Westpac shares. I’ll finish by assuring you that we enter our third century in great shape, with a clear strategy, growing momentum, and renewed confidence that we are well on the way to building one of the world’s great service companies. All the best, A RELATIONSHIP BUILT ON TRUST Westpac and Redspear first came together when Redspear was provided business mentoring and support from Westpac’s microfinance partner Many Rivers and, over the past five years, the relationship has grown along with the business. Redspear Safety provides safety and lifting equipment for the oil and gas, mining and construction sectors, something for which co-founder Barry McGuire has always had a passion. The young company says Westpac’s backing enables them to punch above their weight and feel like they can conquer the world. The Bank has a long history of supporting young, innovative companies. Our relationship with Qantas extends back to 1920, several months before the fledgling company took flight. When the company released its official prospectus the Bank of New South Wales was listed as the official banker—and we’re still supporting them today. BRIAN HARTZER Chief Executive Officer Westpac Group To read more about these stories please go to 2017annualreport.westpacgroup.com.au Top image from left to right: Francois Witbooi and Barry McGuire.

24 WESTPAC GROUP SUSTAINABILITY LEADERSHIP Sustainable yesterday, today and tomorrow The issues that matter most To ensure we continue to support all our stakeholders we have established a number of channels to gather their feedback and assess emerging trends. This process helps us to better understand stakeholder needs and identify the current and emerging issues that matter most to the people connected to our business. In turn, we are able to direct our efforts and resources to these most pressing emerging risks and opportunities. We have categorised our material issues into the following six themes. SERVICE LEADERSHIP DIGITAL INNOVATION The financial services industry is going through a period of rapid change. Customer needs are evolving (shaped by new technologies), regulation and compliance have increased, and competition is becoming more intense. Our strategy puts service at the heart of everything we do, helping customers achieve their financial goals, at every stage of their life. We are living in a 24/7 digital world. New businesses are emerging and customer expectations are changing. We are embracing the digital opportunity, investing in our mobile and online platforms, our technology infrastructure and our cybersecurity capabilities. At the same time we are fostering innovation by changing the way we work, building partnerships with innovative businesses and directly investing in new fintech opportunities that have the potential to change the financial services landscape. + VALUE CHAIN RISK + WORKFORCE OF THE FUTURE + The size and scale of our business means we have the ability to influence sustainable and ethical practices through our supply chain and the supply chains of our customers and suppliers. This year we have updated and published position statements and action plans on climate change and human rights, and released our Responsible Sourcing Code of Conduct. Children born today are expected to live beyond their 100th year. During this longer lifetime, the nature of work and education is likely to change multiple times. In preparing for these developments we are building a more diverse and highly skilled workforce— with an even stronger service culture— to help us respond to the changing future of work. Our 2017 Sustainability Performance Report contains more detail on how we assess and respond to these issues. The report is available online at 2017annualreport.westpacgroup.com.au. CONDUCT AND TRUST Banks play an important role in the financial system and in the personal lives of customers. Because of this, trust is vital. It is up to all the banks, collectively and individually, to restore public trust and confidence. This year we have stepped up our efforts to rebuild our standing and put it right for customers. POSITIVE SOCIETAL IMPACT As one of Australia’s largest companies we can play an active role in creating positive social, economic and environmental impacts. Our aim is to foster a fairer and more inclusive future for all. Today our actions span across community giving, grants and scholarships, mentoring and education, along with providing banking services (including investment and lending) to sustainable solutions and communities. We believe that as one of Australia’s largest companies it is important that we help to create positive social, economic and environmental impacts in the communities in which we operate. As the first company in Australia to achieve its 200th year, we know the value of focusing on the long term and recognise that the decisions we make today will determine tomorrow. And, while we have a clear strategic direction, it is vital that we continue to adapt, responding to changes in the environment and embracing new opportunities and challenges.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 25

Sustainability strategy progress

OUR SUSTAINABILITY STRATEGY

In 2013 we set our five-year sustainability strategy which centres around three priority areas:

- Embracing societal change
- Environmental solutions
- Better financial futures.

2017 marks the final year of that strategy and we have made strong progress, meeting or exceeding 80% of the measures. Highlights of performance follow, with full details, including performance metrics, in our *2017 Sustainability Performance Report.*

Our 2018–20 sustainability strategy will be announced in November 2017 and will be available online at www.westpac.com.au/sustainability.

WOMEN IN LEADERSHIP[1] (%)

2017 target	50
2017	50
2016	48
2015	46
2014	44
2013	42

INDIGENOUS AUSTRALIANS RECRUITED (CUMULATIVE)

2017 target	500
2017	628
2016	451
2015	219

Embracing societal change

Actions to help improve the way people work and live, as our society changes

2017 INITIATIVES

Supporting gender equality

This year we achieved our goal of 50% women in leadership roles by 2017[1], and exceeded our target of increasing the number of women in general management positions to 41%.

Building the skills for the future

This year we offered Australian students free access to maths education through Mathspace, a maths app to help students boost their maths skills. We also launched The Business Institute to help our business bankers continue to develop their skills and expertise. This year we announced our 200th Westpac Scholar through Westpac Bicentennial Foundation. This represents, since 2015, a $12.6 million investment (including contributions from university partners), in individuals who are solving some of Australia's biggest problems.

Enhancing our position on human rights

We published our updated *Human Rights Position Statement and 2020 Action Plan*. With an estimated 45 million people around the world subject to modern slavery, we believe businesses have a responsibility to take action where they can, including through their supply chains.

Supporting cultural diversity

To help international students prepare for their move to study in Australia, we shared tips on managing finances on Chinese social media channels, and hosted an educational event for over 200 migration agents with advice and tools to help their clients.

Indigenous Australian recruitment milestone

In 2016 we reached our target of employing 4% of our staff who self identify as Indigenous Australian. In 2017 we maintained this ratio and exceeded our *2015-17 Reconciliation Action Plan* commitment of recruiting 500 Indigenous employees by 2017.

Inclusion for all

To coincide with The International Day of People with Disability, we launched our new *2017–20 Accessibility Action Plan*. This plan updates our accessibility and inclusion commitments for customers, employees and communities. This year St.George Bank became the first Australian bank to be accredited as dementia-friendly by Dementia Australia.

Change through supply chain

This year we exceeded our cumulative target of $3 million supply chain spend with Indigenous owned businesses by 2017, and we have increased our target to $10 million by 2020.

1. Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

26 WESTPAC GROUP SUSTAINABILITY LEADERSHIP LENDING AND INVESTMENT IN CLEANTECH AND ENVIRONMENTAL SERVICES ($BILLIONS) 2013 6.4 ELECTRICITY EFFICIENCY IN COMMERCIAL AND ) RETAIL SITES (KWH/M2 2,3 Increased commitment 6% improvement in Plan. The plan is consistent to the CleanTech and environmental services sector Our committed exposure to CleanTech and environmental solutions such as renewable energy, green buildings, forestry, energy efficiency and green business initiatives, increased to $7 billion, 16% ahead of our 2017 target. Innovative environmental solutions This year we were selected as the preferred financial partner for the Tasmanian Energy Efficiency Loans Scheme, funding $8.7 million in energy efficient solutions. We also introduced sustainability scoring to BT Panorama allowing customers and advisers to review how their investments on the ASX200 and over 200 managed funds rate on environmental, social and governance factors. electricity efficiency across our commercial and retail sites, exceeding our 2017 target. We also maintained our carbon neutral status for the fourth year in a row. Almost two thirds of lending to electricity generation in Australia and New Zealand was to renewable energy generation sources. with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). It outlines our commitment to helping limit global warming to less than two degrees, including: • Setting a $10 billion target for lending to climate change solutions by 2020 and $25 billion by 2030. • Tighter criteria for financing any new coal mines—financing for any new thermal coal projects limited to existing coal producing basins. Projects must rank in the top 15% globally in terms of coal quality, and actively reduce the emissions intensity of our exposure to the power generation sector over time. 2014 198 2013 200 WESTPAC’S LENDING TO THE ELECTRICITY GENERATION SECTOR—AUSTRALIA AND NEW ZEALAND (% OF TOTAL) 80 70 60 50 40 30 2011 2012 2013 2014 2015 2016 2017 Renewables Non-renewables 1. From 2015, a higher threshold was used for green buildings, in line with property industry trends, accounting for the majority of the change from the previous year. 2. Electricity efficiency, electricity usage and GHG targets include all Australian and New Zealand commercial and retail properties only. Excludes ATMs, stand-alone data centres and fleet vehicles. 3. Rebased in 2015 to align boundary and methodology used in New Zealand to be consistent with Australia. 2017 target <181 2017 169 2016 180 2015 193 2017 target Up to 6.0 2017 7.0 2016 6.2 2015 6.11 2014 8.0 Environmental solutions Actions to help find solutions to environmental challenges 2017 INITIATIVES Enhancing our position Firsts in climate bonds Reduced our on climate change We issued our first offshore environmental footprint Following extensiveforeign currency ClimateWe achieved our 75% stakeholder engagement Bond for US$50 million,waste to recycling target and the scenario planning a first among Australianin Sydney head offices analysis conducted in 2016,banks, and published our following improvements in we announced our third first Westpac Climate Bond waste sorting, site audits and Climate Change PositionImpact Report.increased screening. At the Statement and 2020 Action same time we achieved a

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT

27

Better financial futures

Actions to help customers have a better relationship with money, for a better life

2017 INITIATIVES

Financial inclusion

This year we released our first *Financial Inclusion Action Plan* laying out our vision and guiding priorities for the next 12 months around the areas of crisis and hardship, understanding money and inclusive growth.

Evolving our products and services

To meet the changing needs of customers, this year we introduced a number of new products and services. This included savings products with our Westpac Life and Westpac Bump accounts, and a new basic credit card, Westpac Lite, with an interest rate of 9.9%. To help customers following a loss, we introduced new bereavement support resources on our websites as well as bereavement customer guide booklets.

Increased lending to social and affordable housing

This year we increased our lending and investment in the social and affordable housing sector to $1.32 billion, up from $1.05 billion a year ago, although this is short of our $2 billion target. There are changes underway, however the pace of policy change has been slower than anticipated and finding scaleable solutions remains challenging. This will be a key area of focus in the next phase of our sustainability strategy.

Improving banking access in the Pacific

In a joint venture with the Pacific Financial Inclusion Program, we launched *Choice Wantok*, an initiative to create new ways of offering banking services to people in remote areas of PNG.

Financial hardship

In 2017 our specialist teams helped over 28,000 customers experiencing financial hardship and we were the first bank in Australia to offer the option of negotiating hardship payment arrangements through online banking. To assist customers impacted by the mining downturn in Western Australia, we have set up a dedicated team of case management specialists.

Improving financial literacy

Delivered financial literacy training to 112,263 people through face-to-face workshops and online sessions.

Better banking for Indigenous Australian customers

This year we made available close to $475,000 in microfinance loans with Many Rivers Microfinance to support Indigenous business owners, and committed to supporting at least 110 small Indigenous businesses a year to 2019. Our Indigenous Business Banking team conducted more than 33 community visits to assist customers build their financial knowledge and skills.

Supporting Businesses of Tomorrow

This year we announced our 200 Businesses of Tomorrow, recognising businesses that are contributing to Australia's future as it transitions to a knowledge economy. 20 high-potential businesses also received a $100,000 professional services package and study tour to the USA and China.

NET BASIC BANKING ACCOUNT CUSTOMERS IN THE PACIFIC (# CUMULATIVE)


2017 target 300,000
2017 354,981
2016 296,931
2015 292,374
2014 225,260
2013 147,392

LENDING AND INVESTMENT IN THE SOCIAL AND AFFORDABLE HOUSING SECTOR ($BILLIONS)


2017 target Up to 2.0
2017 1.32
2016 1.05
2015 1.02
2014 0.82
2013 0.65

28 WESTPAC GROUP

FIVE-YEAR SUMMARY

FINANCIAL AND OTHER INFORMATION[1]
(in $millions unless otherwise indicated)

	2017	2016	2015	2014	2013
Income statements for the years ended 30 September					
Net interest income	15,516	15,148	14,267	13,542	12,821
Non-interest income	6,286	5,837	7,375	6,395	5,774
Net operating income before operating expenses and impairment charges	21,802	20,985	21,642	19,937	18,595
Operating expenses	(9,434)	(9,217)	(9,473)	(8,547)	(7,976)
Impairment charges	(853)	(1,124)	(753)	(650)	(847)
Profit before income tax	11,515	10,644	11,416	10,740	9,772
Income tax expense	(3,518)	(3,184)	(3,348)	(3,115)	(2,947)
Profit attributable to non-controlling interests	(7)	(15)	(56)	(64)	(74)
Net profit attributable to owners of Westpac Banking Corporation	7,990	7,445	8,012	7,561	6,751
Cash earnings adjustments	72	377	(192)	67	312
Cash earnings[2]	8,062	7,822	7,820	7,628	7,063
Financial position and key financial ratios					
Balance sheet as at 30 September					
Total assets	851,875	839,202	812,156	770,842	701,097
Total shareholders' equity and non-controlling interests	61,342	58,181	53,915	49,337	47,537
Business performance					
Operating expenses to operating income ratio (%)	43.3	43.9	43.8	42.9	42.9
Net interest margin (%)	2.06	2.10	2.09	2.09	2.14
Capital adequacy					
Common equity tier 1 capital ratio – APRA Basel III (%)	10.6	9.5	9.5	9.0	9.1
Tier 1 capital ratio (%)	12.7	11.2	11.4	10.6	10.7
Total capital ratio (%)	14.8	13.1	13.3	12.3	12.3
Total equity to total assets (%)	7.2	6.9	6.6	6.4	6.8
Credit quality					
Net impaired assets to equity and collectively assessed provisions (%)	1.3	1.8	1.8	2.5	4.1
Total impairment provisions to total loans (basis points)	45	54	53	60	73
Shareholder value					
Dividends per ordinary share (cents)	188	188	187	182	174
Special dividends per ordinary share (cents)	–	–	–	–	20
Dividend payout ratio (%)[3]	79.3	84.2	73.4	74.7	79.7
Dividend payout ratio – cash earnings (%)[3]	78.7	80.3	75.4	74.2	76.5
Cash earnings on average ordinary equity (%)	13.8	14.0	15.8	16.4	15.9
Cash earnings per share (cents)	239.7	235.5	248.2	245.4	227.8
Net tangible assets per ordinary share[4] ($)	14.66	13.90	13.02	11.51	11.02
Share price as at 30 September ($)	31.92	29.51	29.70	32.14	32.73

1. The Summary Income Statement and the Balance Sheet information and key financial ratios (excluding cash ratios) have been extracted from the *2017 Westpac Group audited Annual Report*. For more detail please refer to the *2017 Westpac Group Annual Report*, available at www.westpac.com.au/investorcentre.
2. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. For more detail refer to the *2017 Westpac Group Annual Report*.
3. Excludes special dividends.
4. Total equity attributable to owners of Westpac, after deducting intangible assets divided by the number of ordinary shares outstanding, less treasury shares held. Comparatives have been restated for changes in accounting policies. For more detail refer to the *2017 Westpac Group Annual Report*.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 29 FIVE-YEAR NON-FINANCIAL SUMMARY1,2 1. Definitions and further information on metrics is available in the 2017 Westpac Group Annual Report and online at www.westpac.com.au/investorcentre. 2. Expanded set of performance metrics for Employees, Customers, Sustainable lending and investment, Environment, Suppliers and Social and economic impact are available in the 2017 Westpac Group Sustainability Performance Report and online at 2017annualreport.westpacgroup.com.au. 2017 2016 2015 2014 2013 Customer Total customers (millions) 13.8 13.413.112.812.2 Digitally active customers (millions) 5.3 4.9 4.9 4.7 4.2 Branches 1,251 1,3101,4291,5341,544 Branches with 24/7 capability (%) 29 27 22 15– ATMs 3,665 3,757 3,850 3,890 3,814 Smart ATMs (%) 44 37 3124 17 Change in consumer compliments (%) – Australia 19 38 ––– Change in consumer complaints (%) – Australia (18) (31) (31) (27) (15) Change in consumer complaints (%) – NZ (21) (7) (18) (16) 19 Wealth customer penetration (%) 17.6 19.119.720.0 18.7 Employees Total employees (full-time equivalent) 35,096 35,580 35,484 36,596 35,894 Employee voluntary attrition (%) 9.6 10.6 10.6 9.8 9.8 New starter retention (%) 84.7 85.5 85.3 88.0 86.7 Employee engagement index (%) 79 69 ––– Lost Time Injury Frequency Rate (LTIFR) 0.6 0.8 0.8 1.1 1.5 Women as percentage of the total workforce (%) 58 58 59 59 60 Women in leadership (%) 50 48 46 44 42 Environment Total Scope 1 and 2 emissions – Aust and NZ (tonnes CO2-e) 131,723 154,339 173,437 175,855 180,862 Total Scope 3 emissions – Aust and NZ (tonnes CO2-e) 68,415 63,01667,899 73,87185,013 Paper consumption – Aust and NZ (tonnes) 2,706 3,3044,857 5,334 5,762 Sustainable lending and investment CleanTech and environmental services attributable financing – Aust and NZ ($millions) 6,979 6,1936,054 7,978 6,438 Proportion of electricity generation financing in renewables including hydro – Aust and NZ (%) 65 59 6159 55 Electricity generation portfolio emissions intensity (tonnes CO2-e/MWh) 0.36 0.38 0.38 0.41 0.44 Finance assessed under the Equator Principles – Group ($millions) 891 6171,065851268 Responsible investment funds under management ($millions) 21,881 18,72315,017–– Social Impact Community investment ($millions) 164 148149217131 Community investment as a percentage of pre-tax profits – Group (%) 1.42 1.391.302.02 1.33 Community investment as a percentage of pre-tax operating profit (cash earnings basis) 1.41 1.321.331.991.28 Financial education (participants) 112,263 59,596 65,538 49,812 32,577 Supply chain Number of suppliers assessed against Responsible Sourcing Code of Conduct 31 –––– Spend with indigenous Australian suppliers – Australia ($millions) 2.5 1.61.2––

30 WESTPAC GROUP EXECUTIVE TEAM Brian Hartzer Managing Director & Chief Executive Officer Lyn Cobley Chief Executive, Westpac Institutional Bank Brad Cooper Chief Executive Officer, BT Financial Group Dave Curran Chief Information Officer George Frazis Chief Executive, Consumer Bank Alexandra Holcomb Chief Risk Officer Peter King Chief Financial Officer Rebecca Lim Group Executive, Compliance, Legal & Secretariat1 David Lindberg Chief Executive, Business Bank David McLean Chief Executive Officer, Westpac New Zealand Limited Christine Parker Group Executive, Human Resources, Corporate Affairs & Sustainability Gary Thursby Chief Executive, Strategy & Enterprise Services 1. Rebecca Lim’s title was changed from Group General Counsel & Chief Compliance Officer to Group Executive, Compliance, Legal & Secretariat effective from 2 October 2017.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 31

BOARD OF DIRECTORS



Lindsay Maxsted

DipBus (Gordon), FCA, FAICD

**Independent Director since March 2008.
Chairman since December 2011.**

Chairman of the Board Nominations Committee. Member of each of the Board Audit and Board Risk & Compliance Committees.



Brian Hartzer

BA, CFA

Managing Director & Chief Executive Officer since February 2015.

Member of the Board Technology Committee.



Nerida Caesar

BCom, MBA, GAICD

Independent Director since September 2017.

Member of each of the Board Risk & Compliance and Board Technology Committees.



Ewen Crouch AM

BEc (Hons.), LLB, FAICD

Independent Director since February 2013.

Chairman of the Board Risk & Compliance Committee. Member of each of the Board Nominations and Board Remuneration Committees.



Alison Deans

BA, MBA, GAICD

Independent Director since April 2014.

Member of each of the Board Risk & Compliance and Board Technology Committees.



Craig Dunn

BCom, FCA

Independent Director since June 2015.

Chairman of the Board Remuneration Committee. Member of each of the Board Risk & Compliance and Board Nominations Committees.



Robert Elstone

BA (Hons.), MA (Econ.), MCom

Independent Director since February 2012.

Member of each of the Board Audit, Board Remuneration and Board Risk & Compliance Committees.



Peter Hawkins

BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD

Independent Director since December 2008.

Chairman of the Board Technology Committee. Member of each of the Board Audit, Board Nominations and Board Risk & Compliance Committees.



Peter Marriott

BEc (Hons.), FCA

Independent Director since June 2013.

Chairman of the Board Audit Committee. Member of each of the Board Nominations, Board Risk & Compliance and Board Technology Committees.

32 WESTPAC GROUP

REMUNERATION

CEO and Senior Executive Remuneration

Westpac's remuneration strategy is designed to attract and retain talented employees, by rewarding them for achieving high performance and delivering superior long term results for our customers and shareholders, while adhering to sound management and governance principles and reflecting accountability.

SENIOR EXECUTIVE TEAM: REMUNERATION REALISED DURING 2017 ($)

(either as cash or in the case of equity, the value that has vested during 2017)

Name	Position	Fixed remun-eration[1]	2017 Cash STI awarded and paid[2]	Prior year Deferred STI vested in 2017[3]	Prior year LTI vested in 2017[4]	Total remuneration realised in 2017[5]	Prior year LTI forfeited in 2017[4]
Brian Hartzer	Managing Director & Chief Executive Officer	2,686,000	1,490,730	1,280,114	-	5,456,844	3,046,592
Lyn Cobley	Chief Executive, Westpac Institutional Bank	1,122,000	640,000	244,864	-	2,006,864	-
Philip Coffey[6]	Deputy Chief Executive Officer	908,741	457,500	669,828	-	2,036,069	2,237,655
Brad Cooper	Chief Executive Officer, BT Financial Group	1,102,517	792,500	779,625	-	2,674,642	2,206,129
Dave Curran	Chief Information Officer	952,000	552,500	510,291	-	2,014,791	-
George Frazis	Chief Executive, Consumer Bank	1,150,000	872,500	876,225	-	2,898,725	1,155,565
Alexandra Holcomb	Chief Risk Officer	1,003,000	532,500	498,536	-	2,034,036	772,487
Peter King	Chief Financial Officer	1,088,000	615,000	536,202	-	2,239,202	1,132,480
Rebecca Lim	Group General Counsel & Chief Compliance Officer	750,000	412,500	248,227	-	1,410,727	388,674
David Lindberg	Chief Executive, Business Bank	952,000	532,500	419,808	-	1,904,308	709,083
David McLean	Chief Executive Officer, Westpac New Zealand Limited	864,889	412,570	430,410	-	1,707,869	-
Christine Parker	Group Executive, Human Resources, Corporate Affairs & Sustainability	850,000	517,500	481,816	-	1,849,316	1,365,665
Gary Thursby	Group Executive, Strategy & Enterprise Services	840,000	485,000	371,764	-	1,696,764	409,680

1. Fixed remuneration includes base salary plus employer superannuation contributions.
2. Cash STI awarded and paid represents 50% of the 2017 STI outcome and will be paid in December 2017. The remaining 50% is deferred in the form of equity granted in December 2017 which will vest in equal tranches in October 2018 and 2019.
3. Prior year Deferred STI vested in 2017 represents 25% of 2015 and 2016 STI outcomes awarded as deferred equity vested in 2017.
4. Prior year LTI vested and forfeited in 2017 represent the equity awarded under the 2014 LTI vested and forfeited in 2017.
5. This is the addition of the four prior columns.
6. Philip Coffey ceased role on 31 May 2017.

Non-executive Director Remuneration

Westpac's Non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and remunerate them appropriately for their time and expertise. With a Board focus on strategic direction, long-term corporate performance and the creation of shareholder value, fees for Non-executive Directors are not directly related to the Group's short-term results and they do not receive performance-based remuneration.

BOARD OF DIRECTORS: REMUNERATION RECEIVED DURING 2017 ($)

Name	Position	Westpac Banking Corporation Board fee[1]	Subsidiary and Advisory Board fees	Superannuation	Total
Lindsay Maxsted	Chairman	810,000	-	19,734	829,734
Elizabeth Bryan[2]	Director	62,214	-	3,709	65,923
Nerida Caesar[3]	Director	18,921	-	1,619	20,540
Ewen Crouch	Director	323,719	-	19,734	343,453
Alison Deans	Director	277,000	-	19,734	296,734
Craig Dunn	Director	314,221	-	19,734	333,955
Robert Elstone	Director	318,000	-	19,734	337,734
Peter Hawkins	Director	324,200	35,000	19,658	378,858
Peter Marriott	Director	347,400	-	19,734	367,134

1. Includes fees paid to the Chairman and members of Board Committees.
2. Elizabeth Bryan retired on 9 December 2016.
3. Nerida Caesar was appointed on 1 September 2017.

2017 ANNUAL REVIEW & SUSTAINABILITY REPORT 33

Financial calendar for Westpac Ordinary Shares

Record date for final dividend	**14 November 2017**
Annual General Meeting	**8 December 2017**
Final dividend payable	**22 December 2017**
Financial Half Year end	**31 March 2018**
Interim results and dividend announcement	**7 May 2018**
Record date for interim dividend	**18 May 2018**
Interim dividend payable	**4 July 2018**
Financial Year end	**30 September 2018**

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held on Friday, 8 December 2017 at the International Convention Centre Sydney commencing at 10:00am (Sydney time).

The AGM will be webcast live on the Westpac website at **www.westpac.com.au/investorcentre** for shareholders unable to attend.

Additional reporting information

Westpac provides a suite of information about the Group's Full Year 2017 performance, including the Annual Report, Full Year Financial Results, Investor Discussion Pack, Sustainability Performance Report and other Shareholder information including a financial calendar. These materials can be found on the Westpac Group Investor Centre website at **www.westpac.com.au/investorcentre**.

Supplementary information about the Group's Full Year 2017 performance, including details about our approach to our strategic priorities and sustainability objectives, case studies and material issues assessment, can be found online at **www.2017annualreport.westpacgroup.com.au**.

Westpac Group's 2017 Reporting Suite





Assurance

Our adherence to the GRI G4 Sustainability Reporting Guidelines and disclosures associated with alignment to the AA1000 AccountAbility Principles Standard have been independently assured by PwC. For further information please refer to the detailed assurance statement available in the 2017 Sustainability Performance Report at **www.2017annualreport.westpacgroup.com.au.**

For information on our compliance with International Agreements, including the United Nations Global Compact and Declaration on Human Rights, contact the General Manager of Group Corporate Affairs & Sustainability via Westpac Group Sustainability, details above.

Contact details

Head Office
275 Kent Street
Sydney NSW 2000
Australia
Tel: +61 2 9155 7713
Fax: +61 2 8253 4128
From outside Australia:
+61 2 9155 7700

Share Registrar
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia
Mail: Locked Bag A6015
Sydney South NSW 1235
Tel: +61 1800 804 255
Fax: +61 2 9287 0303
Email: westpac@linkmarketservices.com.au
www.linkmarketservices.com.au

Westpac Investor Relations
Email: investorrelations@westpac.com.au
Tel: +61 2 8253 3143
www.westpac.com.au/investorcentre

Westpac Group Sustainability
Email: sustainability@westpac.com.au
Tel: 1300 130 964
From outside Australia: +61 2 9767 0064

For further information on Westpac Group's sustainability approach, policies and performance, please visit www.westpac.com.au/sustainability.

PEFC
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This product is from sustainably managed forest and controlled sources. Recognised in Australia through the Australian Forestry Standard.
www.pefc.org.au

The Westpac Group 2017 Annual Review & Sustainability Report is printed on PEFC certified paper. Compliance with the certification criteria set out by the Programme for the Endorsement of Forest Certification (PEFC) means that the paper fibre is sourced from sustainable forests.

2X> I Ulestpac GROUP www.westpac.com.au